Exhibit 99.1

noco-noco Inc. to Hold Extraordinary General Meeting On October 7, 2024

Singapore, August 22, 2024 – noco-noco Inc. (“noco-noco” or the “Company”) today announced that it will hold an extraordinary general meeting (“EGM”) of the Company on October 7, 2024 at 9:00A.M. (Singapore time)

at 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190

and virtually via Webcast

https://edge.media-server.com/mmc/p/duy5fxmp

Holders of record of ordinary shares of the Company on August 16, 2024 (New York time) (the “Record Date”) , or their proxy holders, are entitled to vote at the EGM or any adjournment or postponement thereof. Holders of the Company’s ordinary shares (“Ordinary Shares”) who wish to exercise their voting rights must act through the depositary of the Company’s Ordinary Shares program, Vstock Transfer.

The purpose of the EGM is for the Company's shareholders to consider and vote upon, and if thought fit, pass and approve the following resolutions:

(i) “RESOLVED, as an ordinary resolution, that the Company effect a share consolidation of the Company’s authorised, issued and outstanding ordinary shares at a consolidation ratio of up to fifty-to-one (50:1) (the “RS Ratio”), such that the number of authorised, issued and outstanding ordinary shares will be decreased by the RS Ratio and the par value of each authorised, issued and outstanding ordinary shares will be increased by the RS Ratio (collectively, the “Share Consolidation”), with such Share Consolidation to be effected at such time and date (the “Effective Time”), if at all, and at a precise RS Ratio of up to fifty-to-one (50:1), in each case, as determined by the board of directors of the Company (the “Board”) in its discretion within ten (10) days of obtaining the requisite shareholder approval for the Share Consolidation, and with such consolidated shares (the “Consolidated Shares”) having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.0001 par value each of the Company as set out in the Company’s memorandum and articles of association, and all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorised to round up any fractional shares resulting from the Share Consolidation, such that each relevant shareholder will be entitled to receive one Consolidated Share in lieu of any fractional share that would have been resulted from the Share Consolidation.”

(ii) “RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Share Consolidation and adjustment pending the Board’s determination of the precise RS Ratio, be altered from US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value each to US$50,000 divided into a minimum of 10,000,000 ordinary shares of up to US$0.005 par value each (for a RS Ratio of fifty-to-one (50:1)) with effect from the Effective Time.”

(iii) “RESOLVED, as a special resolution, that subject to the approval and implementation of the Share Consolidation, the Company adopts, with effect from the Effective Time, the form of the second amended and restated memorandum and articles of association as Exhibit 99.4, subject to adjustment solely in respect of the final authorised share capital amount pending the Board’s determination of the precise RS Ratio) (the “Amended M&A”) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation and other administrative updates (including, without limitation, the insertion of provisions allowing the Company to conduct hybrid or virtual general meeting in the future, and the updated requirements on written ordinary resolutions of shareholders and publication of notice of general meeting on website.)”

(iv) “RESOLVED, as an ordinary resolution, that the adjournment of the EGM to a later date or dates (a) to the extent necessary or convenient to ensure that any required supplement or amendment to the Form 6-K is provided to shareholders or (b) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the EGM be approved.”

These changes will not affect any rights of shareholders or the Company's operations and financial position.

The notice of the EGM and voting instruction card for Ordinary Shares holders are available on

1.
https://ts.vstocktransfer.com/irhlogin/I-NOCO

About noco-noco:

noco-noco Inc. (Nasdaq NCNC) is a technology solutions provider in the energy transition sector working to accelerate the global transformation to a decarbonized economy. Building its business on X-SEPA™ — the revolutionary battery separator technology developed in Japan and designed for long-lasting and high heat-resistant performance— noco-noco addresses the need for clean, affordable, and sustainable energy storage solutions.

For enquiries:

Investor@noco-noco.com

Safe Harbor Statement:

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When noco-noco Inc. (the “Company”) uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.